UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of           January          , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F   ☑          Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934   Yes   ☐          No   ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	January 25, 2008	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No.TEL. 012 /PR110/COM-102008
TELKOM through its 100% subsidiary TII acquire 6.8% of SCICOM’s stake through the Kuala Lumpur Stock Exchange
Jakarta, January 25, 2008 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM”) hereby announce that today TELKOM through its subsidiary PT Telekomunikasi Indonesia International (“TII”) (together as “TELKOMGroup”) has acquire approximately 6.8% of SCICOM (MSC) Berhad (“SCICOM”) through the Kuala Lumpur Stock Exchange (“KLSE”).
In line with TELKOM’s ambitions to develop its unorganic business and further strengthen its Corporate Business Segment, TII is making a strategic investment into SCICOM a leading Business Process Outsourcing & Contact Center in Malaysia.
Business Process Outsourcing & Contact Centers are a strategic adjacent business sector that will further enhance the long term value and sustainable growth of TELKOMGroup
“TII shall benefit from investment returns derived from the growth potential as SCICOM expands into new territories as one of the few truly Global Multilingual Business Process Outsourcing Service Provider” added Mulya Tambunan, TII’s President Director.
SCICOM was the first Business Process Outsourcing provider listed on the KLSE and has shown strong revenue growth of over 25% CAGR, EPS of over 27% CAGR, Profit growth of 47% CAGR over the past 4 years from 2003 to 2007.
SCICOM (MSC) Berhad is a leader in offshore Business Process Outsourcing (BPO), with specialist experience in customer contact management. Based in Malaysia with offices in the UK, India and United States, scicom is one of the largest employers in the contact centre outsourcing industry in Malaysia.
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:

Investor Relations Unit PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:	62-21-5215109
Fax:	61-21-5220500
Email:	investor@telkom.co.id
Website: www.telkom-indonesia.com